Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 11, 2020

Relating to Preliminary Prospectus Supplement dated May 11, 2020 to Prospectus dated March 13, 2020

Registration Nos. 333-237145 and 333-237145-01

REGENCY CENTERS, L.P.

3.700% Notes Due 2030

Pricing Term Sheet

Issuer:	Regency Centers, L.P.

Security:	3.700% Notes Due 2030 (the “Notes”)

Guarantee:	Regency Centers Corporation, the general partner of Regency Centers, L.P., will guarantee the payment of principal and interest of the Notes.

Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB+

Principal Amount:	$600,000,000

Coupon (Interest Rate):	3.700% per annum

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2020

Interest Record Dates:	The immediately preceding June 1 and December 1

Maturity:	June 15, 2030

Denominations:	$2,000 x $1,000 in excess thereof

Price to Public:	99.805% of principal amount, plus accrued interest, if any, from the date of original issuance

Trade Date:	May 11, 2020

Settlement Date:	T+2; May 13, 2020

Net Proceeds:	$594,930,000 (after deducting underwriting discount and before expenses associated with the transaction).

Optional Redemption Provision:	In full or in part at any time, prior to March 15, 2030 (“Par Call Date”), make whole call based on U.S. Treasury plus 45 bps to the Par Call Date, and, on or after the Par Call Date, redeemable at 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Benchmark Treasury:	1.50% due February 15, 2030

Spread to Benchmark Treasury:	T+300 bps

Benchmark Treasury Price / Yield:	107-10 / 0.723%

Re-Offer Yield:	3.723%

CUSIP / ISIN:	75884R BA0 / US75884RBA05

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	PNC Capital Markets LLC Regions Securities LLC

Co-Managers:	BMO Capital Markets Corp. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC Comerica Securities, Inc. Scotia Capital (USA) Inc. Roberts & Ryan Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the underwriters participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or by calling BofA Securities, Inc. toll-free at (800) 294-1322.